

Mail Stop 3561

September 16, 2016

Jason Wheeler
Chief Financial Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

> **Re:** **Tesla Motors, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 31, 2016**
> **File No. 333-213390**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K**
> **Furnished August 3, 2016**
> **File No. 001-34756**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of SolarCity security holders who, giving effect to the Exchange Ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of SolarCity security holders, if any, who would

be effectively cashed out after giving effect to the cash disposition of fractional interests. We note in this regard that Question and Answer 11 in Exchange Act Release No. 34-17719 (Apr. 13, 1981) addresses only a scenario where security holders are offered an election to receive cash.

2. Please provide us copies of the "board books" and any other materials provided to the boards and management of Tesla and SolarCity in connection with the proposed transaction, including all presentations made by the financial advisors.

Question and Answers, page 1

What is the strategic rationale for combining Tesla and SolarCity at this time, page 1

3. Please briefly summarize the potential negative effects of the merger considered by the boards of directors of Tesla and SolarCity.

What will happen if I fail to vote or vote to abstain from voting, page 6

4. Please reconcile your statement that, with respect to SolarCity stockholders, a vote to abstain will have no effect on the SolarCity Merger Proposal for the purposes of satisfying majority approval by holders other than Excluded SolarCity Parties with your disclosure in the last full paragraph on page 51.

Summary, page 11

Interests of Tesla's Directors and Executive Officers in the Merger, page 16

5. Please quantify here the interests that the directors and officers of Tesla and SolarCity may have that differ from the interests of other stockholders.

Voting Agreement, page 22

6. Please clarify in the second bullet point and on page 133 that the Voting Agreement also provides that the EM Stockholders may at their option vote their shares entirely or in greater proportion in favor of a SolarCity superior proposal.

Future Liquidity Needs of the Combined Company, page 23

7. We note your disclosure on page 23 that you are currently planning to raise additional funds by the end of the year. Please provide an estimate of the amount of funds you hope to raise to meet your business goals.

Risk Factors, page 35

The Merger will involve substantial costs, page 38

8. Please quantify the estimated costs and expenses Tesla and SolarCity have incurred and expect to continue to incur in connection with the merger and the Tesla share issuance.

Risks Related to the Business of the Combined Company Following the Merger, page 41

In connection with the Merger, Tesla is planning to refinance, page 42

9. Please describe the magnitude of this risk by quantifying the potential mandatory prepayment amount if holders of SolarCity's indebtedness exercise their termination rights to the extent triggered by the closing of the merger.

The Tesla Special Meeting of Stockholders, page 47

Quorum, page 47

10. Please reconcile your disclosure on page 47 that broker non-votes "will be counted as present for purposes of establishing a quorum" at the Tesla special meeting with your disclosure on page 48 that shares held in "street name," where nominees submit unvoted proxies, will not be counted for purposes of determining a quorum.

Abstentions and Broker Non-Votes, page 48

11. Please tell us how you determined that a vote to abstain from voting on the Tesla Merger and Share Issuance Proposal will have no effect on the proposal given that approval requires the affirmative vote of the majority of total votes cast and the majority of votes cast by holders other than the Excluded Tesla Parties.

The Merger, page 55

Background of the Merger, page 55

12. In the background of the May 31, 2016 Tesla board meeting, please briefly discuss whether the board considered the potential impact on Tesla management's time and resources in determining to proceed with a potential strategic acquisition. We note in this regard your disclosure in the preceding paragraph and the fifth bullet point in the listing of potential negative factors on page 70.

Tesla's Reasons for the Merger, page 68

13. Please place in context the fourth bullet point in the listing on page 69 of positive factors by briefly describing the "costs and complexities" attributable to potential conflicts of interest and, to the extent you are able, include an estimate of these costs.

Miscellaneous, page 96

14. Please disclose any material relationships that existed between SolarCity and Lazard in the last two years or that is contemplated, and any compensation received or to be received as a result of such relationships.

Certain Tesla and SolarCity Unaudited Prospective Financial Information, page 97

15. Refer to the third sentence of the third full paragraph on page 98. It is inappropriate for Tesla to disclaim responsibility for the accuracy of disclosure in the joint proxy statement/prospectus. Additionally, the statement that "Tesla cannot provide any assurance that the assumptions underlying the Tesla Public Forecasts are or were reasonable" is inconsistent with your disclosure on page 86 that Tesla's management advised Lazard that the Goldman Report was a reasonable basis upon which to evaluate the future financial performance of Tesla. Please revise accordingly.

Exchange of Shares in the Merger, page 111

16. Please clarify the procedures for the exchange of SolarCity shares held in street name, including the distribution of cash in lieu of fractional shares.

U.S. Federal Income Tax Consequences, page 135

17. Please clarify that the disclosure in this section addresses the material U.S. federal income tax consequences of the Merger. References to a "general discussion" or that the discussion "is for general information only" are not appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

18. We note your disclosure on pages 42 and 134 that appears to indicate that in connection with the merger you are planning to refinance a significant amount of indebtedness. Please confirm that the terms of any debt agreements entered into in connection with the merger will be reflected in the pro forma financial information in a later amendment to the extent that you enter into such agreements.

Description of Tesla Common Stock, page 165

19. You state in the first paragraph that the disclosure in this section is qualified by
    applicable provisions of Delaware law. It is inappropriate to qualify your disclosure by
    reference to information that is not included in the joint proxy statement/prospectus or
    incorporated by reference. Please revise accordingly.

Stock Ownership of Certain Beneficial Owners . . . of SolarCity, page 171

20. Beneficial ownership is not determined by reference to pecuniary interest for the
    purposes of Exchange Act Rule 13d-3 and Instruction 2 to Item 403 of Regulation S-K.
    Please revise the disclaimers in footnotes (7), (8), and (10) on page 172 and footnotes (5)
    and (6) on page 105 accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis, page 32

Results of Operations, page 38

21. A significant portion of your results of operations disclosure is dedicated to stating, in
    narrative, the dollar changes in accounts. In addition, while you discuss certain factors to
    which changes are attributable, you do not quantify the amounts related to the factor(s)
    nor analyze the underlying business reasons for the changes. For example, you state that
    the increase in revenues was primarily driven by the ramp in vehicle deliveries but do not
    provide insights of the factors behind the ramp, list any other factors (such as price vs
    volume changes) nor analyze the underlying reasons for the changes. As such, please
    revise to provide a more robust discussion by:

    - refocusing the narrative disclosure on analysis of the underlying business reasons
      for the individual factors;
    - consider using tables to present dollar and percentage changes in accounts, rather
      than including such information in narrative form;
    - consider using tables to list, quantify, and sum all of the material individual
      factors to which changes in accounts are attributable; and
    - quantifying the effects of changes in both price and volume on revenues and
      expense categories, where appropriate.

    Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

22. Please provide the various component amounts of automotive and services and other
    revenues for each period presented along with a discussion of the factors affecting their
    changes.

23. We note your limited insight in your discussion and analysis of cost of automotive revenues. In that regard, please provide a comprehensive disclosure of your various cost categories (cost of revenues, research and development expenses, and selling, general and administrative expenses, etc.) along with a discussion of the factors behind their changes to the extent that they are material to readers' understanding of your operations.

Liquidity and Capital Resources, page 40

24. We note your disclosure that sources of cash are predominately from your deliveries of vehicles, as well as customer deposits, sales of regulatory credits, proceeds from financing activities, Tesla Energy products, and repair and maintenance services. You state that you expect your current sources of liquidity, including cash and cash equivalents, together with your current projections of cash flow from operating activities, will provide you with adequate liquidity over the next 12 months based on you current plans.

    We also note that you have not generated positive operating cash flow in the last two fiscal years. In light of your disclosure that you anticipate significant capital expenditures, please expand your discussion to disclose your plan to finance those expenditures and your operations. Also, please clearly state that you have not generated positive operates cash flows in the past two fiscal years and when you anticipate that you will generate positive operating cash flows, if at all. We also note that a portion of your $1.2 billion cash and cash equivalent are held in foreign subsidiaries. Please revise to specify the extent to which this portion is available for use on a current basis without tax repatriation.

25. Please expand your disclosure of cash flows from operating activities to quantify factors to which material changes in cash flows are attributed and explain the underlying reasons for such changes.

Consolidated Financial Statements, page 45

Consolidated Statements of Cash Flows, page 51

26. Please tell us the nature of amounts classified as fixed asset disposal and why the presentation of these amounts as operating cash flows is appropriate.

Notes to Consolidated Financial Statements, page 52

Note 2 – Summary of Significant Accounting Policies, page 52

Vehicle Sales to Leasing Partners with a Residual Value Guarantee, page 53

27. Please quantify for us the components of "net increase in resale value guarantee" in the roll forward of the resale value guarantee liability in the table on page 54.

Form 8-K Furnished August 3, 2016

28. We note that you adjust your non-GAAP measures to add back the deferred revenue and related costs for cars sold with resale value guarantees and where you collected the purchase price in cash, which substitutes an individually tailored measurement method for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

29. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please tell us how you plan to comply with this guidance.

30. We note that your current disclosure about the usefulness of your non-GAAP measures appears to be boilerplate. In your next earnings release, please provide a substantive discussion of how your non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

31. Please retitle "cash flow from core operations," which includes significant financing cash flows, so that it is not confused with a measure of operating cash flows and label it as a non-GAAP measure where presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David C. Karp
       Wachtell, Lipton, Rosen & Katz